September 17, 2008		MAYER s BROWN

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
 www.mayerbrown.com

Peter Schultz
Direct Tel (312) 701-8477
Direct Fax (312) 706-8202
pschultz@mayerbrown.com

Karen J. Garnett Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549
Re:	RFMC Global Directional Fund, LP Amendment No. 2 to Registration Statement on Form 10 File No. 000-53118

Dear Ms. Garnett:

On behalf of Ruvane Fund Management Corporation, a registered commodity pool operator and the general partner of RFMC Global Directional Fund, LP (the "Partnership"), I am writing in response to your letter dated July 9, 2008 in which you noted apparent deficiencies in the Amendment No. 2 to the Registration Statement on Form 10 (the "Statement") for the Partnership filed with the Securities and Exchange Commission (the "SEC") on June 16, 2008.  Your comments are set forth in bold type below with the response to each in normal type.  Terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 1. Business, page 2

1

We note your response to comment 7.  Please revise your disclosure to describe the criteria by which you determine whether an investor is sold the Institutional Class versus the Investor Class.  Additionally, clarify whetehr the General Partner has discretion to create new series with higher or lower fees than those described in the registration statement.  If so, describe the rationale for creating a separate series.

The Statement has been so revised on page 3.

Trading Program, page 5

2.

We note your response to comment 8.  Because we believe disclosure of the current holdings n the Partnership's portfolio would be significant to an investor, please revise this section to include that information.

The Statement has been so revised on page 5.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia).

Karen J. Garnett
September 17, 2008

Risk Factors, page 14

Conflict of Interest, page 16

3.	We note your response to comment 13, Please expand your risk factor narrative to explain the actual risks posed by the various conflicts mentioned.

The Statement has been so revised on page 16.

Item 5. Directors and Executive Officers, page 24

4.	Please state how long each principal/officer of the Trading Advisor has held that position. Refer to item 401(b) of Regulation S-K.

The Statement has been so revised on page 25.

I hereby acknowledge on behalf of the Partnership that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Sincerely,

Peter Schultz

cc:        Robert L. Lerner